UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: April 16, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 29, 2006

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
Item 1 — Information Contained in this Form 6-K Report
Qatar Taxation
The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.
The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined separately for each entity, although on occasion the QPRTD may insist upon a consolidated basis being adopted for multiple foreign entities owned by a common parent. In our case, the three LNG carriers we began operating in Qatar beginning in late 2006 (or the RasGas II LNG Carriers) are operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we own a 70% interest.
Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar is taxable. Because the time charter revenue we earn from the Qatari voyages is earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.
Based on our anticipated operation of the three RasGas II LNG Carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax, Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Corporation entered into finance leases with a U.K. lessor for the three RasGas II LNG Carriers and will have to separately reimburse the lessor for any Qatari taxes. We expect any Qatar tax that the lessor may incur will be insignificant in amount.
Item 6 — Exhibits
The following exhibits are filed as part of this Report:
1.5	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: April 16, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)